Writer's Direct Dial: +44 (0) 207 614-2237
E-Mail: ssperber@cgsh.com

June 10, 2011

BY EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
United States

Re:	Comment Letter—GlaxoSmithKline plc (“GSK”) Annual Report on Form 20-F for 2010

Dear Mr. Rosenberg:

We appreciated the opportunity to speak with your colleague Frank Wyman this week in connection with the comment letter dated May 31, 2011 relating to GSK’s Annual Report on Form 20-F for 2010.  As requested, this is a brief note to indicate that GSK will seek to respond to the comments by June 28, 2011.

The preparation of a response to staff comment letters typically involves a number of GSK business, financial and legal personnel, as well as members of the GSK audit team from PricewaterhouseCoopers and outside counsel.  Arranging for this involvement in order to meet the requested deadline would be difficult.

Mr. Jim B. Rosenberg, p. 2

You can reach either me, or my colleagues Jerry Neugebauer and Aimée Schultz, at my number above.  Please do not hesitate to contact us if you have any questions or if we can be of further assistance at this time.

Yours sincerely,

/s/ Sebastian R. Sperber

Sebastian R. Sperber

cc:
Mr. Frank Wyman, Securities and Exchange Commission
Ms. Lisa Vanjoske, Securities and Exchange Commission
Mr. Christopher Buckley, GlaxoSmithKline plc
Ms. Victoria Whyte, GlaxoSmithKline plc
Mr. Andy Kemp, PricewaterhouseCoopers
Mr. Gerald Neugebauer, Cleary Gottlieb Steen & Hamilton LLP
Ms. Aimée Schultz, Cleary Gottlieb Steen & Hamilton LLP